                                                                       Exhibit 1

[LIPMAN TRANSACTION SOLUTIONS(TM) LOGO]

FOR FURTHER INFORMATION CONTACT
-------------------------------

ISRAEL:                                          UNITED STATES:
Maya Lustig                                      Jeff Corbin/Lee Roth
Investor Relations & Public Relations Manager    KCSA Worldwide
Lipman Electronic Engineering Ltd.               800 Second Ave.
11 Haamal Street, Park Afek                      New York, NY 10017
Rosh Haayin 48092, Israel                        (212) 896-1214/(212) 896-1209
972-3-902-8603                                   jcorbin@kcsa.com/lroth@kcsa.com
maya_l@lipman.co.il

           LIPMAN ELECTRONIC ENGINEERING LTD. APPOINTS ROBERT STRIANO

                          PRESIDENT & CEO OF LIPMAN USA

ROSH HAAYIN, Israel--(BUSINESS WIRE)--Dec. 6, 2004--Lipman Electronic
Engineering Ltd. (Nasdaq, TASE:LPMA) today announced that Robert Striano has joined the Company as President and Chief Executive Officer of Lipman USA,
Lipman's U.S. subsidiary, effective December 3rd, 2004. Mr. Striano replaces Mr.
Mony Zenou, who stepped down as President and CEO following the expiration of his contract on September 30, 2004.

Mr. Striano brings to Lipman an extensive background in management, sales and marketing in such industries as technology, consumer products and pharmaceuticals. Mr. Striano, who most recently served as President and Chief
Executive Officer of Konica Photo Imaging (US), will be responsible for leading the growth efforts of Lipman USA, seeking to expand the Company's presence by penetrating new segments of the US market and pursuing new vertical applications for Lipman's products. Mr. Striano has also held senior management and sales positions at Sony Electronics, Inc., Reckitt & Colman, Inc. and Procter & Gamble
Company.

Commenting on the appointment, Isaac Angel, President and Chief Executive
Officer of Lipman said, "On behalf of everyone at Lipman, I would like to welcome Robert to the Company. Robert's impressive background and ability to grow and operate companies in varied industries will add distinction as we move forward toward executing our business plan. Success in the U.S. market is key to our long term strategic objectives and Robert's strong sales, marketing and leadership background complements the efforts that we have put forth to grow our
U.S. business. He shares our dedication and vision for taking Lipman USA to the next level, and we are very pleased to have him on board."

                                       1

Robert Striano said, "I am excited to join Lipman at this important stage in the development of the Company's U.S. business. Lipman is a remarkable company with significant growth potential and proven success in implementing and executing its strategies. I look forward to helping advance the Company's position as one of the leader's in the U.S. Point-of-Sale market and, more importantly, as a leading global company."

Mr. Striano holds a B.S. in Marketing from Fordham University, and has participated in the Executive MBA programs in Financial Management at Columbia
Business School and in Strategic Marketing at Harvard Business School.

About Lipman

Lipman is a leading worldwide provider of electronic payment systems. Lipman develops, manufactures and markets a variety of handheld, wireless and landline
POS terminals, electronic cash registers, retail ATM units, PIN pads and smart card readers, as well as integrated pin and smart card ("Chip & Pin") solutions.
In addition, Lipman develops technologically advanced software platforms that offer comprehensive and customized transaction processing solutions for its customers, as well as managed professional services such as on-site and call-center support with remote terminal management.

Lipman's corporate headquarters and R&D facilities are located in Israel. Lipman also maintains offices in the US, United Kingdom, Turkey, China, Spain, Finland,
Russia, Italy, Canada and Latin America.

Statements concerning Lipman's business outlook or future economic performance;
product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: our dependence on distributors and customers; the competitive market for our products; market acceptance of new products and continuing products; timely product and technology development/upgrades and the ability to manage changing market conditions; manufacturing in Israel; compliance with industry and government standards and regulations; dependence on key personnel; possible business disruption from acquisitions; and other factors detailed in Lipman's filings with the U.S. Securities and Exchange Commission. Lipman assumes no obligation to update the information in this release.